Halyard Health, Inc.

P.O. Box 619100

Dallas, Texas 75261

June 26, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc.
Registration Statement on Form 10
Filed May 6, 2014
File No. 001-36440

Dear Mr. Mancuso:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 2, 2014, with respect to the filing referenced above by Halyard Health, Inc. (the “Company”), which is currently a wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36440) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we have separately delivered courtesy copies of Amendment No. 1 to you, each of which has been marked to indicate changes from the version of the Registration Statement filed on May 6, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold type immediately above the corresponding response. Terms not otherwise defined in this letter shall have the meanings given to them in the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1 and all references to page numbers in these responses are to the pages of the Information Statement.

Form 10

1.	Comment: Please file a complete document, including all required exhibits and filling in the blanks currently in exhibit 99.1. Also, include as exhibits the debt arrangements mentioned on page 4 of exhibit 99.1 and the 2014 plan mentioned on page 84 of exhibit 99.1.

Response: The information noted in the Staff’s comment has not yet been determined. The Company acknowledges the Staff’s comment and will amend the Information Statement to provide all information and exhibits required to be included in or with the Registration Statement prior to its effectiveness.

2.	Comment: We note your statement that exhibit 99.1 shall not be “deemed to be a part hereof” unless specifically incorporated by reference. Please provide us your analysis of how an exhibit to your Form 10 is not a part of your Form 10.

Response: The Information Statement contains both information required to be included in the Registration Statement as well as additional information that is not required by Form 10 and Regulation S-K to be included in the Registration Statement in response to Items 1 through 15 thereof. The information required by Items 1 through 13 and 15(a) of the Registration Statement is contained in the Information Statement and is specifically incorporated by reference into the relevant sections of the Registration Statement in accordance with Instruction F to Form 10 and Rule 12b-23 of the Exchange Act. Information included in the Information Statement that is not required by Form 10 and Regulation S-K to be included in the Registration Statement is not similarly incorporated by reference. We note that in the context of an exhibit filed with a Form 10-K, the Staff has stated that “[o]nly those portions of [such exhibit] incorporated by reference are deemed to be filed as a part of the Form 10-K.” See, Exchange Act Forms CD&I 104.12 (September 30, 2008) (emphasis added). The Company believes that its approach to incorporation by reference is compliant with SEC rules and regulations and consistent with how other registrants have addressed this issue in other spin-off transactions.

Exhibit 99.1

Formation of Halyard, page 4

3.	Comment: Please clarify how the amount of the cash distribution will be determined.

Response: The Information Statement has been revised at page 4 in response to the Staff’s comment to clarify that the amount of the cash distribution will be determined by Kimberly-Clark’s Board of Directors.

Risk Factors, page 12

4.	Comment: We note your disclosure on page 79 that executive officers have been compensated to align their interests with the stockholders of Kimberly-Clark. Please provide us your analysis of whether these interests present a material conflict for your officers after the spinoff.

Response: As noted in the Information Statement at pages 86-87, prior to the distribution the Company’s named executive officers were employed by Kimberly-Clark and, as such, they have historically been compensated by Kimberly-Clark to align their interests with the stockholders of Kimberly-Clark. In connection with the distribution, the Company expects that the Company’s compensation committee will adopt policies and objectives for compensation to align the interests of each of the Company’s named executive officers with the stockholders of the Company. As a result, as noted on page 92 of the Information Statement, it is expected that equity-based awards of Company common stock or derivatives thereof, which are designed to align the interests of the

Company’s management and its stockholders, will make up a significant portion of compensation for the Company’s named executive officers. Following the distribution, each of the Company and Kimberly-Clark will pursue its own distinct operating priorities and strategies, which focus on different products and different markets. The Company does not believe that following the distribution any Kimberly-Clark common stock, or derivatives thereof, held by the Company’s named executive officers as historical compensation will present a material conflict of interest.

An inability to obtain key components, page 13

5.	Comment: Please provide us your analysis of whether investors can adequately evaluate the impact of this risk if you do not identify the “certain” components that generate this risk, and the portion of your business and the names of the suppliers at issue.

Response: The Information Statement has been revised at page 13 in response to the Staff’s comment to disclose examples of the components that the Company sources from sole suppliers and to otherwise clarify this risk. As noted in our revised disclosure, because the components sourced by the Company from sole suppliers are available in the marketplace from other suppliers and no individual sole supplier is material to the business, the Company does not believe that the disclosure of the names of its sole suppliers is necessary for stockholders to evaluate the risk.

We could incur significant tax liabilities, page 20

6.	Comment: We note the first sentence of this risk factor. Please clarify why the IRS will not provide you a letter ruling.

Response: The Information Statement has been revised at page 21 in response to the Staff’s comment to disclose the position of the IRS, as announced in Rev. Proc. 2013-32, that, effective for ruling requests postmarked or received after August 23, 2013, the IRS will no longer rule on whether the distribution qualifies for non-recognition treatment under sections 355 or 368 of the Code.

Reasons for the Separation and Distribution, page 26

7.	Comment: We note your disclosure that the bullet points in this section “include” some of the potentially negative factors and the potential benefits “among other things.” Please disclose all material factors considered by the board. For example, we note the litigation matters mentioned in the last risk factor at the bottom of page 14 as well as on pages 54 and 71. Also, please ensure that your revised disclosure makes clear why the board determined to complete the separation at this time if the conditions supporting the decision have existed previously.

Response: While Kimberly-Clark’s Board of Directors considered a number of factors in connection with the determination to spin off Kimberly-Clark’s health care business, all of the material factors considered by Kimberly-Clark’s Board of Directors are disclosed on pages 27-28 of the Information Statement. The litigation matters referenced by the

Staff consist of the type of routine litigation claims that Kimberly-Clark’s health care business has historically faced. Neither Kimberly-Clark’s management nor its Board of Directors considers this litigation to be material nor do they expect that the Post-Spin I-Flow Liabilities (for which the Company will indemnify Kimberly-Clark) would be material to Kimberly-Clark. This litigation was not a material factor considered by the Kimberly-Clark Board of Directors in evaluating the separation and distribution.

The Information Statement has been revised at page 27 to disclose that, in 2013, management of Kimberly-Clark reported to the Board of Directors the results of its most recent strategic assessment and review of the long-term strategy of Kimberly-Clark’s health care business and that following such review, Kimberly-Clark’s Board of Directors authorized management to evaluate the potential spin-off of the business.

Manner of Effecting the Distribution, page 27

8.	Comment: Please tell us how you will determine the number of shares to include in the last blank currently in this section. Provide us your analysis of whether your decision not to issue shares to holders of that number of Kimberly-Clark shares will affect whether the spinoff is pro rata per the guidance in Staff Legal Bulletin No. 4 (September 16, 1997).

Response: The number of shares of Kimberly-Clark common stock to be included in the last blank in this section will be based on the distribution ratio. The distribution ratio will be determined by Kimberly-Clark’s Board of Directors. The referenced disclosure is intended to inform those Kimberly-Clark stockholders owning fewer than the minimum number of shares of Kimberly-Clark common stock required by the distribution ratio to receive one share of Halyard common stock that they will receive cash in lieu of their shares.

The decision to not issue fractional shares in the distribution will not result in a disproportional issuance of shares under Staff Legal Bulletin No. 4 (“SLB 4”). Except for cash paid in lieu of fractional shares, the distribution of Halyard common stock to holders of Kimberly-Clark common stock will be made in precisely the same proportions as their holdings of Kimberly-Clark common stock. SLB 4 provides that in the case of a distribution that is not pro rata, “the shareholders’ relative interests change and some shareholders give up value for the spun-off shares.” Kimberly-Clark stockholders will not be required to give up value for the Company’s shares of common stock received in the distribution because (i) each holder of Kimberly-Clark common stock will receive shares in the distribution on the basis of the same distribution ratio and (ii) all of the fractional interests will be aggregated and sold on the open market at the applicable market price and the cash proceeds will be distributed to Kimberly-Clark stockholders ratably, based on the fractional share such holder would otherwise have received.

SLB 4 expressly contemplates the payment of cash in lieu of fractional shares and states, “[t]he distribution ratio in many spin-offs would result in many shareholders receiving fractional shares. Rather than issue fractional shares, the parent often hires an independent agent to combine the fractions, sell the shares and provide the proceeds to shareholders.” See Question 6 of Staff Legal Bulletin No. 4 (September 16, 1997). The Staff’s response to Question 6 in SLB 4 makes it clear that stockholders do not have to receive fractional shares for a distribution to satisfy the pro rata requirements set forth in SLB 4. The Company also notes that, prior to the publication of SLB 4, the Staff routinely provided no-action relief for distributions in which the parent’s stockholders received cash in lieu of fractional shares. See, e.g., VK/AC Holdings Inc., August 22, 1996, VWR Scientific Products Corp., available February 7, 1990 and National Technical Systems, Inc., available February 11, 1985.

Treatment of Equity-Based Compensation, page 28

9.	Comment: Please provide us your analysis of how the provisions described in this section affect whether the parent shareholders will have the same proportionate interest in the parent and the subsidiary both before and after the spinoff such that the spinoff is pro rata per the guidance in Staff Legal Bulletin No. 4.

Response: The adjustments described under the heading “Treatment of Equity-Based Compensation” at page 29 of the Information Statement describe adjustments that will be made to the terms of outstanding Kimberly-Clark stock options and restricted share units. These adjustments will impact the exercise price of outstanding Kimberly-Clark stock options and the number of outstanding Kimberly-Clark stock options and restricted share units based on the distribution ratio, but no such adjustments will be made to the number of shares of Kimberly-Clark common stock held by such persons (if any) prior to, at or following the distribution as a result of the distribution. While these adjustments impact the holders of these equity derivatives, they do not adjust the number of outstanding shares of Kimberly-Clark common stock and do not affect the proportionate interests of the holders of outstanding shares of Kimberly-Clark common stock (in their capacity as holders of Kimberly-Clark common stock) in Kimberly-Clark and the Company before versus after the distribution.

Trading Between the Record Date and Distribution Date, page 30

10.	Comment: Please disclose what happens to “ex-distribution” and “when-issued” trades if you determine not to proceed with the distribution.

Response: The Information Statement has been revised at page 31 in response to the Staff’s comment to clarify that “ex-distribution” and “when-issued” trades are generally settled shortly after the distribution date, but if Kimberly-Clark determines not to proceed with the distribution following the initiation of the “ex-distribution” and “when-issued” trading markets, trades in the “ex-distribution” and “when-issued” trading markets will be cancelled and, therefore, will not be settled.

Distribution Conditions and Termination, page 30

11.	Comment: Refer to the last sentence of this subsection. Please tell us the authority on which you rely to notify investors of material changes only by press release or Form 8-K and not by a revision to this information statement.

Response: The Company and/or Kimberly-Clark will notify the stockholders of Kimberly-Clark of material changes in the terms of the distribution through means required by law, which, in most cases, would include circulating a supplement or revision to the Information Statement. Prior to the effectiveness of the Registration Statement and the mailing of the Information Statement to the stockholders of Kimberly-Clark, material changes to the terms of the distribution will be disclosed in an amendment to the Registration Statement. Following the effectiveness of the Registration Statement and the mailing of the Information Statement to the stockholders of Kimberly-Clark, however, the Company and/or Kimberly-Clark may elect to notify Kimberly-Clark stockholders of material changes (if any) to the terms of the distribution through a press release and/or with supplemental information included in a Form 8-K. The Company believes the disclosure in the last sentence of this subsection on page 32 provides that it will comply with applicable law when providing updated information to the stockholders consistent with how other registrants have addressed this issue in other spin-off transactions.

Material U.S. Federal Income Tax Consequences, page 32

12.	Comment: Please tell us what “possible changes” are relevant as you mention in the second paragraph of this section.

Response: The Company is not aware of any pending or proposed possible changes in the law that would impact its tax-related conclusions included in the Information Statement. The Information Statement has been revised at page 33 to remove the noted reference to “possible changes” in the second paragraph of the Material U.S. Federal Income Tax Consequences section.

13.	Comment: Refer to your disclosure in the last paragraph on page 32 regarding gain “possibly arising” from internal reorganization and required to be taken into account regarding consolidated returns. Please tell us when you will determine these amounts and their materiality.

Response: The amount of any gain arising from the internal reorganization has not yet been definitively determined, but the Company and Kimberly-Clark expect that such amounts, if any, will not be material to Kimberly-Clark. The Information Statement will be revised prior to the effectiveness of the Registration Statement if it is determined that the amount of any gain to Halyard is material.

14.	Comment: Please balance your disclosure in the second bullet point of this section with disclosure regarding the treatment of cash received for fractions.

Response: In response to the Staff’s comment, the Information Statement has been revised at page 33 to address cash received in lieu of fractional shares.

15.	Comment: We note your disclosure in the second paragraph following the bullet list regarding disqualification if 50% or more of your stock is issued as part of a plan. Since 100% of your stock is being issued as part of the spinoff plan, please clarify why the distribution would not be disqualified from tax-free treatment.

Response: The issuance of the Company’s common stock to stockholders of Kimberly-Clark pursuant to the distribution is not taken into account for purposes of determining whether Section 355(e) of the Code would disqualify the distribution. We have revised the Information Statement at page 34 to clarify this issue.

Our Relationship with Kimberly-Clark After the Distribution, page 34

16.	Comment: Please confirm that you will revise the last sentence of the second paragraph to remove any implication that you have not disclosed material terms of the final agreements before the Form 10 is effective.

Response: The Company confirms that it will revise the sentence noted in the Staff’s comment in a future amendment to the Registration Statement. The Information Statement has been revised at page 35 in response to the Staff’s comment to clarify that the Information Statement will be supplemented or amended when any material terms are determined.

17.	Comment: Please disclose the duration of the agreements, including the Intellectual Property Agreements and the Manufacturing and Supply Agreements. Also, disclose the portion of your products that will be obtained via the manufacturing and supply agreement and the portion of your business affected by the related-party licenses.

Response: The duration and other material terms of the agreements noted in the Staff’s comment have not yet been determined. The Company respectfully acknowledges the Staff’s comment and will provide the information in a future amendment to the Registration Statement.

Dividend Policy, page 38

18.	Comment: We note your disclosure regarding your intention to not pay dividends. With a view toward clarified disclosure in an appropriate section of your document, please tell whether the current plan is that (1) your current parent company will pay a greater percentage of its assets in the form of dividends after the spinoff so that stockholders will continue to receive the same amount of dividends that they received before the spinoff, or (2) stockholders will receive a smaller amounts of dividends after the spinoff.

Response: The Company acknowledges the Staff’s comment but respectfully advises that it does not believe that it is in a position to comment on, or disclose in the Company’s Registration Statement, the future dividend policy or plans of separate registrant Kimberly-Clark. The Company believes that disclosure regarding Kimberly-Clark’s future dividend policy or plans would be more appropriately disclosed in a filing or press release made by Kimberly-Clark.

Description of Material Indebtedness, page 38

19.	Comment: Please disclose the material terms of the notes, secured facility credit facility and revolving credit facility you expect to enter into before the distribution.

Response: The material terms of the notes, secured credit facility and revolving credit facility have not yet been determined. The Company respectfully acknowledges the Staff’s comment and will provide the information in a future amendment to the Registration Statement.

Results of Operations, page 47

20.	Comment: Please quantify the extent to which the agreements to be executed in connection with the spinoff will cause expenses to differ from your historic expenses.

Response: The material terms of the agreements to be executed in connection with the distribution have not yet been determined. The Company respectfully acknowledges the Staff’s comment and will provide the information in a future amendment to the Registration Statement.

21.	Comment: Please discuss the reasons for the changes in the volume of the sales of the products that materially affected your results. From your revised disclosure, it should be clear whether the changes were one-time events or continuing changes.

Response: The Information Statement has been revised at pages 55-58 in response to the Staff’s comment.

Net Sales by Geography, page 49

22.	Comment: We note your reference to sales in the Middle East. Please tell us in which countries you have sold your product.

Response: The Company has sold its products in the following Middle Eastern countries: Bahrain, Egypt, Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, Turkey and the United Arab Emirates.

Business Segments, page 60

23.	Comment: Please tell us the criteria you used to determine which products to highlight on page 61 and on page 63. Tell us how those criteria ensure that your disclosure presents an objectively balanced presentation of your business.

Response: The categories of products disclosed in the Information Statement are the most significant categories of products for the Company’s business and collectively accounted for over 92% of aggregate net sales in 2013. The products noted on page 67 of the Information Statement were highlighted on the basis that sales of these products collectively accounted for more than 90% of segment net sales during 2013 for the S&IP business. The products noted on page 69 of the Information Statement were highlighted on the basis that sales of these products collectively accounted for more than 98% of segment net sales during 2013 for the Medical Devices business. Therefore, the Company believes that the Information Statement highlights the products that are most relevant to an understanding of the Company’s business.

Surgical and Infection Prevention, page 60

24.	Comment: Please tell us whether any of the categories mentioned in the tables on pages 61 or 63 represented 10% or more of your consolidated revenue in any of the last three fiscal years. See Regulation S-K Item 101(c)(1)(i).

Response: The Information Statement has been revised at pages 67 and 69 in response to the Staff’s comment.

Distribution, page 65

25.	Comment: Please quantify the “substantial portion” of your sales associated with group purchasing organization contracts, and disclose when material contracts expire.

Response: The Information Statement has been revised at page 71 in response to the Staff’s comment.

Patents, page 68

26.	Comment: Please disclose the duration of your material patents. Distinguish between patents that you own and patents that you license; disclose how licenses could be terminated, and the portion of your business affected by the licenses.

Response: The Information Statement has been revised at page 74 in response to the Staff’s comment.

Legal Proceedings, page 71

27.	Comment: Please provide the information required by Regulation S-K Item 103 regarding the infusion medical device and patent proceedings.

Response: The legal proceedings described in the Information Statement are intended to provide examples of the types of legal proceedings applicable to the Company’s business; however, the Company does not consider these proceedings to be material litigation and Regulation S-K Item 103 does not require additional disclosure for the individual proceedings. None of the pending patent proceedings described in the Information Statement involve claims for damages in excess of 10% of the Company’s current assets. In addition, under the terms of the Distribution Agreement and as disclosed on pages 15, 36, 60-61 and 78 of the Information Statement, Kimberly-Clark is retaining the pending infusion medical device proceedings and all liabilities associated therewith.

Executive Compensation, page 78

28.	Comment: We note the reference in this section to a Kimberly-Clark Form 10-K. Please tell us the authority on which you rely to refer readers to another registrant’s filing as you have done.

Response: The Information Statement has been revised at pages 97, 102 and 107 in response to the Staff’s comment to remove references to Kimberly-Clark’s Form 10-K.

29.	Comment: Please disclose the amount and terms of your securities that each named executive officer will receive as part of the spinoff in respect of the equity compensation that you disclose.

Response: The amount and terms of the securities that each named executive officer will receive as part of the Distribution have not yet been determined. The Company respectfully acknowledges the Staff’s comment and will provide the information in a future amendment to the Registration Statement.

Going Forward, page 83

30.	Comment: We note your reference to a benchmarking process. Please clarify the benchmark used and how the established compensation was set relative to the benchmark.

Response: The Information Statement has been revised at page 91 in response to the Staff’s comment to clarify that Kimberly-Clark established compensation for the Company’s named executive officers after taking into account the median compensation levels for the healthcare peer group noted on page 88 of the Information Statement.

31.	Comment: Please quantify the “forfeited value” mentioned in the penultimate paragraph on page 84.

Response: The Information Statement has been revised at page 92 in response to the Staff’s comment to clarify how the number of performance restricted stock units of the Company granted to Mr. Voskuil under the terms of his letter agreement that are intended to replace Kimberly-Clark performance restricted stock units forfeited in connection with the distribution will be determined. The ultimate value of the Company performance restricted stock units granted to Mr. Voskuil under the terms of his letter agreement will not be known until the vesting date for such units.

Going Forward, page 86

32.	Comment: We note your disclosure in the first paragraph that the executive officers will be treated as having terminated employment under some of your compensation plans. Please quantify the amount that each named executive officer will receive in connection with the spinoff as a result of this treatment. Ensure that your response makes clear the extent to which any of the payments mentioned in the table under “Potential Payments on Termination or Change in Control” are payable in connection with the spinoff.

Response: The Information Statement has been revised at page 94 in response to the Staff’s comment to clarify the plans under which the named executive officers will not be deemed to have been terminated and to note that the amount of any such payments resulting from a deemed termination are included in the “Potential Payments on Termination or Change in Control” table.

Summary Compensation Table, page 88

33.	Comment: Please show us how the contribution amounts in the tables on pages 90 and 91 are consistent with the amounts under the column entitled “Company Contributions in 2013” on page 99.

Response: The contribution amounts in the table at pages 99-100 and 108 of the Information Statement reflect different types of contributions under the applicable plans. The table at page 99 of the Information Statement provides the total contributions under the Kimberly-Clark 401(k) Profit Sharing Plan and accruals under the Kimberly-Clark Supplemental 401(k) Plan as required by Item 402(c)(2)(ix)(E) of Regulation S-K. The table at page 100 of the Information Statement provides only the profit sharing contributions under the Kimberly-Clark 401(k) Profit Sharing Plan and the profit sharing accruals under the Kimberly-Clark Supplemental 401(k) Plan and is provided as additional disclosure to inform the reader. The table at page 108 of the Information Statement provides the total contributions under the Kimberly-Clark Supplemental 401(k) Plan as required by Item 402(i)(2)(iii) of Regulation S-K.

Description of Halyard Capital Stock, page 110

34.	Comment: Your disclosure may not be qualified by reference to state law. Please revise accordingly.

Response: The Information Statement has been revised at page 119 to clarify that the disclosure is not qualified by reference to state law.

35.	Comment: Please disclose the number of shares of common equity that will be subject to options and warrants or securities convertible into common equity after the spinoff.

Response: The number of shares of common equity that will be subject to options and warrants or securities convertible into common equity after the distribution has not yet been determined. The Company respectfully acknowledges the Staff’s comment and will provide the information in a future amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 115

36.	Comment: Please tell us why this section does not describe the related-party debt mentioned in the first paragraph on page F-14 that exceeded the threshold in Regulation S-K Item 404(a).

Response: The Information Statement has been revised at page 124 to include the required descriptions of the related party debt owed by the Company to Kimberly-Clark or one of its wholly-owned subsidiaries.

Where you can find more information, page 116

37.	Comment: Please tell us the purpose of including the Kimberly-Clark web address while disclosing at the end of the first paragraph of this section that the information on that web site is not incorporated by reference. Also, tell us the authority on which you rely for such disclosure.

Response: The Information Statement has been revised at page 126 to remove references to Kimberly-Clark’s website and the Company’s website.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1, are responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 281-1385 or by email at jwesley@kcc.com or Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or by email at samantha.crispin@bakerbotts.com.

Sincerely,

/s/ John W. Wesley
John W. Wesley
Vice President – Deputy General Counsel Kimberly-Clark Corporation / Senior Vice President, General Counsel and Corporate Secretary for Halyard Health, Inc.

Enclosures

cc:	Robert Abernathy
Chief Executive Officer
Halyard Health, Inc.

Robert Westover
Associate General Counsel
Kimberly-Clark Corporation

Samantha Crispin
Partner
Baker Botts L.L.P.